
April 8, 2013

Via E-mail
Mr. Marcelo Fischer
Senior Vice President - Finance
IDT Corporation
520 Broad Street
Newark, NJ 07102

> **Re: IDT Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed October 15, 2012**
> **Response dated March 28, 2013**
> **File No. 001-16371**

Dear Mr. Fischer:

We have reviewed your response letter and have the following comment. As noted in our letter dated March 12, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2012

Consolidated Statements of Income, page F-4

1. We note your response to comment two. You state that you intend to omit discussion of gross profit, but will continue to discuss gross margin. Because gross margin is derived from gross profit, and your measure excludes depreciation and amortization, it is considered a non-GAAP measure. Reconcile the non-GAAP measure to the most comparable GAAP measure, "gross profit" that includes the allocation of applicable depreciation and amortization in cost of revenue. To avoid placing undue prominence to

such non-GAAP measure, please present and discuss it after your discussion of GAAP results of operations.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director